SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No. 1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, and Amendment No. 3 filed with the SEC on July 28, 2006 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006.
Item 4. The Solicitation or Recommendation.
     (b) Background of the Offer.
The Statement is hereby amended to include the following paragraph at the end of Item 4(b):
     “On August 18, 2006, the Board of Directors of the Company increased the quarterly cash dividend to $.07 per share, from $.06 per share.
     On September 11, 2006, Steel Partners extended the expiration date of the Offer to 5:00 P.M., New York City time, on Thursday, September 28, 2006.
     On September 29, 2006, Steel Partners extended the expiration date of the Offer to 5:00 P.M., New York City time, on October 26, 2006.
     On October 10, 2006, the Board of Directors of the Company held a special meeting by telephone to discuss the purchase from Southern Saw Holdings, Inc., a Georgia corporation, of certain assets and the assumption of certain liabilities, including trade accounts receivable, inventory, fixed assets, trade accounts payable and specific accrued expenses of Southern Saw and its affiliate, Southern Saw Service, L.P., a Georgia limited partnership, for approximately $14.0 million (subject to purchase price adjustments) (the “Southern Saw Transaction”). The Board unanimously approved the Southern Saw Transaction.
     On September 27, 2006, October 10, 2006 and October 11, 2006, the Board of Directors of the Company held special meetings to discuss with its legal and financial advisors the Company’s strategic alternatives, including a possible sale of the Company, and the Company’s long term strategic plan. The Board discussed the current strategic alternatives available to the Company, including the Offer, and determined that these alternatives would not deliver the same value potential as operating Bairnco as a standalone company. The Board reviewed the Company’s long term strategic plan and, on October 11, 2006, affirmed its view that the continued implementation of this plan was in the best interests of all the Company’s stockholders. On October 11, 2006, the Board determined to maintain its recommendation that its stockholders reject the Offer as inadequate and not in the best interests of its stockholders (other than Steel Partners and its affiliates).
     Later in the day on October 11, 2006, the Company issued a press release announcing the Company’s intention to continue to implement its long term strategic plan, which it believes is in the best interest of all shareholders, and announcing the consummation of the Southern Saw Transaction. A copy of this press release is filed as an exhibit hereto and incorporated by reference herein.”

Item 7. Purposes of the Transaction and Plans or Proposals.
The Statement is hereby amended to include the following paragraph at the beginning of Item 7:
     “On October 11, 2006, the Company, through its wholly-owned subsidiary Kasco Corporation, consummated the Southern Saw Transaction. The acquisition was financed with borrowings available under the recently expanded Bairnco credit agreement.”
The Statement is hereby amended so that what was formerly the first paragraph of Item 7 is amended and restated in its entirety to read as follows:
     “Except for the Southern Saw Transaction described above, the Company has not reached an agreement in principle or signed an agreement in connection with the Offer that relates to or would result in: (a) a tender offer for or other acquisition of Company Common Stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.”
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
a(12)	Press Release, dated October 11, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: October 16, 2006

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description
a(12)	Press Release, dated October 11, 2006.